

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2013

<u>Via E-mail</u>
Adam Tichauer
Chief Executive Officer
Playbutton Corporation
37 W. 28th St., 3rd Floor
New York, NY 10001

     Re: Playbutton Corporation
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 8, 2013
           File No. 333-188611

Dear Mr. Tichauer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 4 of our letter dated June 6, 2013. Please elaborate on description of the circumstances under which the selling stockholders received their shares. For example, please discuss the per share price of the private placement in which the selling stockholders acquired their shares, the aggregate amount raised and your intended use of the proceeds of that placement.

Prospectus Cover Page

2. We note your response to comment 6 of our letter dated June 6, 2013. However your disclosure still incorrectly indicates that you will seek the listing of your shares on the OTC Bulletin Board. Please note that the OTC Bulletin Board is not an exchange but an electronic quotation service. Securities are approved for quotation on the electronic system, not listing. Please revise accordingly.

Selling Stockholders, page 9

3. Please add footnote disclosure identifying Ervin Braun as Adam Braun's father.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

4. Please revise your disclosure to define "super currency."

5. We note your response to comment 12 of our letter dated June 6, 2013. We note your disclosure that you intend to allocate $450,000 on sales and marketing over the next 12 months. Please revise your disclosure to quantify your other estimated business expenses, including administrative activities, over the next 12 months.

Results of Operations, page 16

6. We note your response to prior comment 14. For all periods presented please quantify the number of Playbutton units sold, including the number of units sold to your European customers. For the year ended December 31, 2012, and the quarter ended March 31, 2012, please explain the underlying factors that led to success in both the U.S. and European markets.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, or me at (202) 551-3810 with any other questions.

                                            Sincerely,

                                            /s/ Robert S. Littlepage for

                                            Larry Spirgel
                                            Assistant Director